UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 West Erie Street
Chicago, Illinois 60054
(Full mailing address of principal executive offices)

312-750-0900
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated February 24, 2021, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001825237/000165495421002090/treg_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Trilogy Multifamily & Growth Holdings I, LLC, a Delaware limited liability company.

Trilogy Multifamily Income & Growth Holdings I, LLC was formed on June 15, 2020 to acquire existing multifamily properties. Our Company is solely managed by Trilogy Multifamily Income & Growth Holdings I Manager, LLC, or our manager, which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners. Our manager is the sole member of our Company and I&G Partners is the sole member of our manager. Our manager has entered into a Management and Advisory Agreement with Trilogy Real Estate Group, LLC, or Trilogy, an affiliate of I&G Partners, whereby Trilogy will manage the assets of our Company and may provide other services such as property management, construction management and other advisory services. Trilogy was formed in September 2008 under the laws of Delaware and acts as the asset manager and sponsor for all Trilogy affiliate entities including our Company. I&G Partners and Trilogy are affiliated with and controlled by Neil Gehani, Trilogy’s Chief Executive Officer..

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on October 2, 2020, which offering statement was qualified by the SEC on February 24, 2021. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 in the aggregate of the Company’s Income & Growth bonds, or the “Bonds.” The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $45,500,000 if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used to primarily acquire existing multifamily real estate assets. Our Company may also use up to one third of the proceeds from the offering to acquire interests in multifamily development projects. As of December 31, 2020, we had not sold any Bonds because our Offering Statement was not qualified by the SEC until February 24, 2021. We intend to continue to sell the Bonds until the earlier of February 24, 2023, or the date upon which all $50,000,000 in offering proceeds have been received. As of the filing of this annual report, we had sold 724 Bonds for $629,672 in net proceeds.

As part of its acquisition program, the Company intends to secure debt financing, in addition to the proceeds from the sales of Bonds, to acquire such assets. Cash flow generated by the acquired assets will be utilized to make interest payments to the Bondholders at the rate of 5% annually. As detailed in the Offering Statement, contingent interest may accrue for the benefit of the Bondholders and may be distributed based on the operating performance of the multifamily assets including certain capital events such as refinancing or ultimate disposition.

I&G Partners, through our manager, controls all aspects of our Company. Our manager has delegated all day-to-day management responsibilities and investment decision making authority to Trilogy as our asset manager. I&G Partners, through our manager, has entered into a management and advisory agreement with Trilogy whereby Trilogy will provide asset management services for our Company, and Trilogy shall be entitled to all fees that are payable to our manager by us as described in our Offering Statement. Trilogy is a Chicago, Illinois based private real estate investment firm that targets multifamily investments in select U.S. markets. Trilogy’s management team provides years of experience in sourcing, acquiring and managing multifamily investments. Trilogy is led by its founder and Chief Executive Officer, Mr. Neil Gehani, who also controls I&G Partners, and, as a result, controls our manager and our Company.

We do not have any employees. We rely on the employees of Trilogy and its affiliates, as our asset manager, for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

As of December 31, 2020, we had not yet commenced active operations. Offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout the Offering Statement. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

Further, as of December 31, 2020, we had not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering on deposit with a major commercial financial institution.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture, by and between us and UMB Bank, N.A., as trustee.

Results of Operation

Having not commenced active operations as of December 31, 2020, we had not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Liquidity and Capital Resources

We are offering and selling to the public in the offering up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including the amount payable by the Company in principal and interest on the Bonds, or the Bond Service Obligations. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65.0% of the cost of our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the our reserve for debt service. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Item 3. Directors and Officers

The information required under this Item 3 is incorporated by reference from the Company’s offering circular dated February 24, 2021, filed pursuant to Rule 253(g)(2), under the section heading “Directors and Executive Officers” found at https://www.sec.gov/Archives/edgar/data/0001825237/000165495421002090/treg_253g2.htm.

Item 4. Security Ownership of Management and Certain Security Holders

The information required under this Item 4 is incorporated by reference from the Company’s offering circular dated February 24, 2021, filed pursuant to Rule 253(g)(2), under the section heading “Security Ownership of Certain Beneficial Owners and Management” found at https://www.sec.gov/Archives/edgar/data/0001825237/000165495421002090/treg_253g2.htm.

Item 5. Interest of Management and Others in Certain Transaction

Our manager has delegated all day-to-day management responsibilities and investment decision making authority to Trilogy as our asset manager. I&G Partners, through our manager, has entered into a management and advisory agreement with Trilogy whereby Trilogy will provide asset management services for our Company, and Trilogy shall be entitled to all fees that are payable to our manager by us as described in our Offering Statement. Trilogy and I&G partners are each managed by Neil Gehani, Trilogy’s Chief Executive Officer.

Item 6. Other Information

None.

Item 7. Financial Statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Financial Statements

As of December 31, 2020

and for the period from June 15, 2020 (Date of Formation) through December 31, 2020 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To Trilogy Multifamily Income & Growth Holdings I, LLC

We have audited the accompanying financial statements of Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in member’s capital, and cash flows for the period from June 15, 2020 (Date of Formation) through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trilogy Multifamily Income & Growth Holdings I, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from June 15, 2020 (Date of Formation) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company does not have an operating history and has not generated any revenue. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Chicago, Illinois
April 30, 2021

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Balance Sheet
As of December 31, 2020

Assets	2020

Total assets	$-

Liabilities and Member's Capital

Liabilities:
Total liabilities	-

Commitments and Contingencies (See Note 5)

Member's capital:
Member's capital	100
Member's contribution receivables	(100)
Total member's capital	-

Total liabilities and member's capital	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Operations
For the period from June 15, 2020 (Date of Formation) through December 31, 2020

2020
Revenues:
Total revenues	$-

Expenses:
Total expenses	-

Net income	$-

See accompanying notes to financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Changes in Member's Capital
For the period from June 15, 2020 (Date of Formation) through December 31, 2020

	Member's Capital	Member's Contribution Receivable	Tota lMember's Capital
Member's capital, June 15, 2020 (Date of Formation)	$-	$-	$-

Capital contributions	100	(100)	-

Capital distributions	-	-	-

Member's capital, December 31, 2020	$100	$(100)	$-

See accompanying notes to financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Cash Flows
For the period from June 15, 2020 (Date of Formation) through December 31, 2020

2020
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$-

Cash flows from investing activities:
Net cash provided by (used in) investing activities	-

Cash flows from financing activities:
Net cash provided by (used in) financing activities	-

Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$-

See accompanying notes to financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Notes to the Financial Statements
As of December 31, 2020
and for the period from June 15, 2020 (Date of Formation) through December 31, 2020

(1) Organization and Business

Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on June 15, 2020. The Limited Liability Company Agreement (the "Agreement") was executed on September 25, 2020. Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, is the manager and sole member of the Company (the "Member"). As of December 31, 2020, the Company has not commenced operations.

The Member has selected Trilogy Real Estate Group, LLC ("Trilogy"), a Delaware limited liability company, as the asset manager for the Company. Trilogy does not have an ownership interest in the Company; however, related party affiliates of Trilogy have a direct ownership interest in Trilogy Multifamily Income & Growth Partners, LLC (“Partners”). Partners is the sole member of the Member.

The Company was organized to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States.

The Company filed an offering statement on Form 1-A with the Securities and Exchange Commission ("SEC"), which was qualified by the SEC on February 24th, 2021 ("the Date of Qualification"). The Company is offering a maximum of $50 million of Bonds ("the Bonds") pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates. Each series of Bonds will be offered for a total of six months over a two year period beginning with Series A on the Date of Qualification and will mature in six month increments beginning with Series A on June 30, 2026. The Bonds will bear interest at a fixed rate of 5.0% per annum with contingent interest up to an additional 5.0% per annum. The contingent interest payments will be funded by the Company’s Adjusted Net Income, as defined in the bond agreements, and the Company will establish a sinking fund to reserve funds for the contingent interest payments.

(2) Summary of Significant Accounting Policies and Practices

(a)
Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

(b)
Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(c)
Risks and Uncertainties

The Company does not have an operating history and has not generated any revenue through the acquisition and management of real estate investments. The Company's business and operations are sensitive to general business and economic conditions, including the impact of the COVID-19 pandemic (see Note 5), along with any related local, state and federal government policy decisions. Factors beyond the Company's control could cause fluctuations in these conditions, including the ability to raise funds to acquire real estate investments, the availability of real estate investments to acquire, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

(d)
Cash and Cash Equivalents

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

(e)
Expense and Organizational and Offering Costs Recognition

Expenses are recognized when incurred.

Initial organizational and offering expenses of the Company have been paid by Trilogy or the Member. The Company will reimburse Trilogy or the Member by paying an organizational and offering fee, which is further described in Note 4. To the extent that the actual organizational and offering expenses exceed the maximum organizational and offering fee amount, Trilogy or the Member will pay such amounts without additional reimbursement from the Company.

As disclosed in Note 4 and Note 6, subsequent to December 31, 2020, the Member has earned a portion of the organizational and offering fee, which represents a liability of the Company.

(f)
Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as the liability for such tax is that of the Member. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments acquired by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of December 31, 2020, the Company had no material unrecognized tax benefits.

(3) Member's capital

In accordance with the Agreement, the Member shall contribute $100 as an initial capital contribution upon the execution of the Agreement. The initial capital contribution was not received prior to December 31, 2020 and has been recorded as a contribution receivable within member's capital On March 1, 2021, the Member paid the initial $100 contribution.The Member may but is not required to make additional capital contributions. There have been no additional capital contributions from the Member or distributions to the Member.

The Member is the sole owner of the Company and will be allocated all Company profits and losses in accordance with the Agreement.

(4)
Related-Party Transactions

The following fees will be payable to the Member as compensation from the Company:

●
Acquisition Fee: The Member shall be entitled to an acquisition fee equal to up to one percent (1.0%) of the purchase price of any real estate purchased by the Company.

●
Asset Management Fee: The Member shall be entitled to an annual asset management fee of up to one and one half percent (1.5%) of the total capital raised by the Company in any bond offering, paid quarterly, in advance.

●
Construction Management Fee: The Member shall be entitled to a construction management fee equal to five percent (5.0%) of the aggregate cost of any construction, renovation, improvements, or similar costs incurred on the Company’s real estate.

●
Disposition Fee: The Member shall be entitled to a disposition fee of up to one percent (1.0%) of the gross sales price of any real estate disposed by the Company.

●
Financing Fee:The Member shall be entitled to a financing fee equal to up to one half percent (0.5%) of the principal amount of debt used to finance the Company’s purchase or refinance of real estate.

●
Property Management Fee: The Member shall be entitled to an annual property management fee of up to four percent (4.0%) of the monthly gross income generated from the Company’s real estate, paid monthly, in arrears.

●
Organizational and Offering Fee: The Member shall be entitled to organizational and offering fees, calculated and payable at every closing. The organizational and offering fee is calculated as 0.67% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders.

●
Promotional Fee: The Member shall be entitled to promotional fees, calculated and payable at every closing. The promotional fee is calculated as 1.88% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders.

For the period ended December 31, 2020, none of the above fees have been earned by the Member. As disclosed within Note 6, subsequent to December 31, 2020 certain of these fees have been earned by the Member.

The Member has agreed to pay all the fees outlined above to Trilogy as compensation under the Management and Advisory Agreement whereby Trilogy will manage the assets of the Company and provide other advisory services as needed.

The Company shall reimburse the Member for all out of pocket or third-party expenses incurred and paid by it in the conduct of the Company’s business. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the Member of profit, loss, or capital of the Company.

(5) Commitments and Contingencies

The international and domestic responses to COVID-19 continue to rapidly evolve and have included mandates from federal, state, and local authorities to mitigate the spread of the virus. The resulting adverse impact on global commercial activity from the COVID-19 pandemic has contributed to significant volatility in the financial markets. The COVID-19 outbreak and associated government and market responses could result in a material impact to the Company's future financial position, results of operations, and its cash flows.

The Company is dependent on Trilogy and its affiliates to manage Company operations and acquire and manage the future portfolio of real estate assets. The Member, which is owned by affiliates of Trilogy, makes all decisions with respect to the management of the company. The Member depends upon the fees and other compensation that it receives from the Company in connection with the purchase, management and sale of properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or the Company's relationship with Trilogy could hinder its ability to successfully manage Company operations and the Company's portfolio of investments.

(6) Subsequent Events

On March 23, 2021 and April 30, 2021, the Company executed two closings resulting in the sale of 724 bonds. The total gross proceeds were $712,330 which is the face value of $724,000 less volume discounts of $11,670. In conjunction with the closings, the Member has earned $4,773 of organizational and offering fees and $13,392 of promotional fees.

The financial statements were approved by management and available for issuance on April 30, 2021. Subsequent events have been evaluated through this date.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Trilogy Multifamily & Growth Holdings I, LLC*

(2)(b)	Limited Liability Company Agreement of Trilogy Multifamily & Growth Holdings I, LLC*

(3)(a)	Form of Indenture between Trilogy Multifamily & Growth Holdings I, LLC and UMB Bank, N.A.**

(3)(b)	Form of Bond**

(6)	Management and Advisory Agreement by and between Trilogy Multifamily Income & Growth Holdings I, LLC and Trilogy Real Estate Group, LLC.

 _____________
* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A filed with the SEC on October 2, 2020.
** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on January 8, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook, State of Illinois on April 30, 2021.

Trilogy Multifamily Income & Growth Holdings I, LLC,
a Delaware limited liability company

By:
Trilogy Multifamily Income & Growth Holdings I Manager, LLC,
a Delaware limited liability company, Manager

By:
Trilogy Multifamily Income & Growth Partners, LLC,
a Delaware limited liability company, Manager

TREG Manager, LLC,
a Delaware limited liability company, Manager

By:        /s/ Neil Gehani
Name:  Neil Gehani
Its:        Manager

By:       /s/ Neil Gehani
Name:  Neil Gehani
            (principal executive officer)

By:        /s/ Matthew Leiter
Name:   Matthew Leiter
             (principal financial officer and principal accounting officer)